Viceroy Exploration Ltd.
(an exploration stage company)

2006 Nine Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three and nine months ended September 30, 2006 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: November 3, 2006

“Robert V. Matthews”
_________________________________
Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	September 30,	December 31,
	2006	2005
	$	$

Assets

Current assets
Cash and cash equivalents	69,074,631	23,116,259
Prepaid expenses	213,868	143,884
	69,288,499	23,260,143

Exploration properties (note 2)	40,329,253	19,944,753

Furniture and equipment – corporate office	121,108	48,708

	109,738,860	43,253,604

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,485,926	959,140

Shareholders’ Equity

Capital stock (53,741,157 common shares; December 31, 2005 –
42,033,043 common shares) (note 3 (a))	108,251,033	45,116,078

Stock options and brokers’ warrants (note 3 (d))	9,180,529	4,125,351

Deficit	(11,178,628)	(6,946,965)

	106,252,934	42,294,464

	109,738,860	43,253,604

Subsequent Events (note 8)

Approved by the Board of Directors

“W. David Black”	“Robert V. Matthews”

Director	Director
W. David Black	Robert V. Matthews

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	402,666	-	2,719,944	761,241
Other consultants	-	-	-	331,456
	402,666	-	2,719,944	1,092,697

Salaries and benefits/officer consultants	282,237	180,112	941,967	511,961
Stock exchange/transfer agent/listing application	4,337	11,110	161,882	203,866
Professional fees	131,859	1,929	287,610	44,265
Shareholders’ communication	10,710	5,031	56,017	36,243
Amortization	15,708	10,136	33,475	22,536
Investor relations	41,276	32,392	187,217	242,631
Travel and lodging	26,533	1,708	40,873	8,696
Office and miscellaneous	122,196	62,103	242,442	159,248

Loss before the following	1,037,522	304,521	4,671,427	2,322,143

Interest income	(735,116)	(157,791)	(1,855,827)	(310,783)
Take-over bid expenses (note 8 (a))	1,393,509	-	1,393,509	-
Gain on sale of short-term investment	-	(64,613)	-	(64,613)
Foreign exchange loss (gain)	18,112	(7,046)	22,554	(10,728)

Loss for the period	1,714,027	75,071	4,231,663	1,936,019

Deficit - Beginning of period	9,464,601	5,686,078	6,946,965	3,825,130

Deficit - End of period	11,178,628	5,761,149	11,178,628	5,761,149

Basic and diluted loss per share	0.03	0.00	0.08	0.05

Weighted average number of shares outstanding	53,181,038	41,425,376	51,131,144	37,578,045

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(1,714,027)	(75,071)	(4,231,663)	(1,936,019)

Non-cash charges (note 4 (a))	418,374	(74,412)	2,753,419	1,030,685
Non-cash working capital items (note 4 (b))	1,196,385	36,407	1,170,465	(101,797)

	(99,268)	(113,076)	(307,779)	(1,007,131)

Cash flows (used in) from investing activities
Exploration properties (note 4(c))	(6,132,816)	(2,400,931)	(15,382,892)	(5,200,393)
Furniture and equipment – corporate office	(64,619)	(23,611)	(105,875)	(46,604)
Proceeds on sale of short-term investment	-	84,548	-	84,548

	(6,197,435)	(2,339,994)	(15,488,767)	(5,162,449)

Cash flows from financing activities
Bought deal financing – net	-	17,315,849	56,637,142	17,283,418
Exercise of warrants and stock options (note 4 (c))	2,161,109	363,444	5,117,776	1,021,383

	2,161,109	17,679,293	61,754,918	18,304,801

Increase (decrease) in cash and cash equivalents	(4,135,594)	15,226,223	45,958,372	12,135,221

Cash and cash equivalents - Beginning of period	73,210,225	11,407,982	23,116,259	14,498,984

Cash and cash equivalents - End of period	69,074,631	26,634,205	69,074,631	26,634,205

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	69,074,631	26,634,205	69,074,631	26,634,205

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

2	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production, net of mining costs, is payable to the province of San Juan.

	September 30, 2006

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Property

Gualcamayo	5,298,770	34,152,218	39,450,988
Salamanca	260,187	108,723	368,910
Las Flechas	200,000	400	200,400
Evelina	200,000	7,950	207,950
La Brea/Las Carachas	100,000	1,005	101,005
	6,058,957	34,270,296	40,329,253

	December 31, 2005

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005
	6,058,957	13,885,796	19,944,753

Las Flechas property:

Pursuant to a 2004 option agreement between the Company and a wholly owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange (TSX) listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

With consent having been given by the Company, in June 2006 the Tenke subsidiary signed an agreement permitting a subsidiary of Companhia Vale Rio Doce (CVRD) to earn a majority interest in the Tenke’s subsidiary’s interest in certain properties that include the Las Flechas property in return for funding exploration expenditures under the same general terms as the Viceroy-Tenke agreement, as defined.

Evelina property:

By option agreement dated as of May 1, 2006 between the Company and Corex Gold Corporation (Corex), a TSX Venture Exchange listed company, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, Viceroy has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and one-half times the US$3.5 million in expenditures made by Corex. As Viceroy and Corex share a director in common, the agreement was negotiated at arms length and was approved by the independent directors of both companies.

In accordance with the terms of the agreement, on May 24, 2006 Viceroy was issued a Corex share certificate for 100,000 common shares which shares became free trading on August 25, 2006. The quoted value of a Corex share at September 30, 2006 is $0.92.

Gualcamayo property:

Gualcamayo property exploration expenditures are as follows:

	Three Months		Nine Months		Cumulative to
	Ended September 30,		Ended September 30,		September 30,
	2006	2005	2006	2005	2006
	$	$	$	$	$
Drilling	1,114,520	919,788	3,043,102	1,827,702	6,729,883
Geologists and engineers
salaries/fees/travel/lodging	404,863	236,970	1,057,566	593,134	2,551,537
Stock-based compensation	1,314,154	-	3,715,271	-	3,929,290
Bonus shares	-	-	-	-	138,361
Field support	1,118,896	458,519	2,599,333	1,062,699	4,962,514
Assays	130,850	103,245	319,101	159,540	897,675
Aeromagnetic survey	-	-	137,663	-	137,663
EIS/property permits/cannon
payments	338,972	98,511	936,521	108,874	1,395,737
Community relations	23,868	4,942	68,183	10,236	100,667
Road maintenance/drill pads	553,832	196,393	1,218,910	644,698	2,273,490
Location administration/
office support	159,502	92,027	502,094	227,817	1,060,330
Vehicles/equipment/camps	482,755	146,132	1,192,847	364,176	1,758,983
Access roads	673,094	158,577	1,601,614	158,577	2,292,098
Adits	92,345	-	92,345	-	92,345
Office purchase – San Juan	6,037	-	168,874	-	168,874
Engineering studies	273,633	164,871	1,839,369	209,979	2,311,382
Argentine value added tax	718,161	317,033	1,844,031	673,523	3,351,389
	7,405,482	2,897,008	20,336,824	6,040,955	34,152,218

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

3	Capital stock

a)	Issued and outstanding – common shares

	Nine Months
	Ended September 30, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	42,033,043	45,116,078
Bought deal financing, net of $3,000,000
underwriters’ fee and $362,858 expenses of issue	9,600,000	56,637,142
Exercise of private placement warrants	869,958	2,392,384
Exercise of brokers’ warrants	224,456	770,226
Exercise of stock options	1,013,700	3,335,203
Balance – September 30, 2006	53,741,157	108,251,033

b)	Warrants

	Nine Months
	Ended September 30, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance – December 31, 2005	2,864,140	2.75
Exercise of private placement warrants	(869,958)	2.75
Exercise of brokers’ warrants	(224,456)	2.75
Balance – September 30, 2006	1,769,726	2.75

As at September 30, 2006, a total 1,769,726 warrants are outstanding from the December 6, 2004 financing, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $4,866,746, until December 6, 2006. The above-described outstanding warrants are comprised of 1,716,484 private placement warrants and 53,242 brokers’ warrants.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

c)	Stock options:

	Nine Months
	Ended September 30, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance - December 31, 2005	3,470,000	2.03
Granted to directors/officers/employees	650,000	7.72
Granted to project geologists, engineers and personnel
capitalized to property exploration expenditures	920,000	6.81
Exercise of options by directors/officers/employees	(645,000)	2.22
Exercise of options by other consultants	(330,000)	1.50
Exercise of options by project geologists, engineers
and personnel	(38,700)	4.74
Balance – September 30, 2006	4,026,300	3.96

The following table summarizes information on stock options outstanding at September 30, 2006.

Range of		Weighted average	Weighted average
exercise prices	Number of	remaining	exercise price
$	shares	contractual life in years	$

0.50	100,000	1.95	0.50
1.25 – 1.35	788,000	2.28	1.27
1.57	330,000	2.95	1.57
2.46	792,000	3.28	2.46
3.24 – 3.55	439,000	3.86	3.51
4.61	61,300	4.22	4.61
5.10	245,000	4.27	5.10
6.74	210,000	4.48	6.74
7.70 - 8.06	1,031,000	4.65	7.71
9.34	30,000	4.85	9.34

	4,026,300	3.59	3.96

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

d)	Stock options and brokers’ warrants

	Nine Months
	Ended September 30, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	3,657,698	4,125,351

Stock-based compensation to directors/officer/employees	650,000	2,719,944
Stock-based compensation to project geologists, engineers
and personnel capitalized to property exploration expenditures	1,010,000	3,715,271
Exercise of stock-based compensation by
directors/officers/employees	(645,000)	(819,554)
Exercise of stock-based compensation by other consultants	(330,000)	(312,116)
Exercise of stock-based compensation by project geologists,
engineers and personnel capitalized to property exploration
expenditures	(38,700)	(95,396)
Exercise of stock-based compensation by brokers’
commission warrants	(224,456)	(152,971)

Balance – September 30, 2006	4,079,542	9,180,529

Assumptions used in calculating the fair value of stock-based compensation (Black-Scholes pricing model) recorded in the nine months ended September 30, 2006:

Stock options granted to
project geologists,
	engineers and personnel	Stock options granted to
	capitalized to property	directors/officers/
	exploration expenditures	employees

Number of common shares	1,010,000	650,000
Grant price per share	$4.62 - $9.35	$7.93 - $8.95
Exercise price per share	$4.61 - $9.34	$7.70 - $8.06
Risk-free interest rate (percent)	3.84 - 4.48	4.13 - 4.48
Annual dividend per share	nil	nil
Price volatility (percent)	52 - 54	53 - 54
Option life in years	5	5
Weighted average grant date fair
value per share	$6.98	$7.98

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

4	Supplemental cash flow information

a)	Non-cash charges:

	Three Months		Nine Months
	Ended September 30,		Ended September 30,

	2006	2005	2006	2005
	$	$	$	$
Amortization	15,708	10,136	33,475	22,536
Stock-based compensation	402,666	-	2,719,944	1,092,697
Gain on sale of short-term investment	-	(84,548)	-	(84,548)

	418,374	(74,412)	2,753,419	1,030,685

b)	Non-cash working capital items:

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	$	$	$	$
	2006	2005	2006	2005

Increase (decrease) in prepaid expenses	(59,140)	54,229	(69,984)	(45,278)
Increase (decrease) in accounts payable
and accrued liabilities	1,255,525	(17,821)	1,240,449	(56,519)

	1,196,385	36,407	1,170,465	(101,797)

c)	Non-cash investing and financing activities:

	Three Months		Nine Months
	Ended September 30,		Ended September 30,

	2006	2005	2006	2005
	$	$	$	$

Exploration properties
– stock-based compensation	1,314,154	-	3,715,271	-
Exercise of warrants and stock options
– stock-based compensation	426,952	71,702	1,380,037	360,374

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

5	Geographic segment information

Assets by geographic segment are as follows:

	September 30,	December 31,
	2006	2005
	$	$
Canada	69,182,060	22,633,525
Argentina	40,498,735	20,604,375
Caribbean	58,065	15,704
	109,738,860	43,253,604

6	Related party transactions

During the nine months ended September 30, 2006, a total $341,175 in cash compensation pursuant to consulting service arrangements was paid or was payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

Refer also to the option agreement with Corex (note 2).

7	Contractual Obligations

The Company has entered into a new five year lease agreement for its Vancouver office beginning August 1, 2006 until July 31, 2011 and surrendered the lease agreement on its previously occupied premises effective August 31, 2006. The annual rental for the new lease is estimated at $93,808 per annum.

The Company’s current lease of its San Juan, Argentina office expires December 31, 2006. The lease payments in 2006 are equivalent Canadian $576 per month. The Company may seek to extend the lease through 2007.

In addition to the undertakings described above and in note 8 that follows below, the Company has contractual obligations in the ordinary course of its business in the continued exploration and development of its advanced stage Gualcamayo gold project in Argentina.

8	Subsequent Events

(a)

Effective October 13, 2006, the Company was acquired by Yamana Gold Inc. (“Yamana”), a Canadian public company, pursuant to a take-over bid announced on August 16, 2006. On October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6% of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extent permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange (“AMEX”) as soon as practicable following consummation of the transaction.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

The directors of the Company recommended acceptance of the offer by Yamana, which terms include one Yamana common share for each 0.97 common share of the Company.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

In connection with the above, during the three months ended September 30, 2006, the Company incurred expenses totalling $1,393,509, principally in fees to professional advisors in assisting the Company to respond to the offer, for two fairness opinions from financial advisors and in carrying out due diligence of Yamana.

The Company estimates that subsequent to September 30, 2006 additional fees to professional advisors totalling $3,150,000 and $2,400,000 in buy-out payments pursuant to change of control purchase agreements, has or will be incurred.

(b)	On October 17, 2006, the directors of the Company, with the consent of Yamana, approved performance bonuses to certain officers, employees and consultants totalling $910,000.